Mike Smith, Executive Vice President, Chief Financial Officer

David Colby, Executive Vice President, Chief Financial Officer

November 2003

SM

Investor Presentation

Filed by:  Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  WellPoint Health Networks Inc.
Commission File Number: 1-13083

SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

This presentation contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint
Health Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities
Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange
Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with
WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-
frames or at all and to successfully integrate our operations; such integration may be more difficult, time-
consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-
terrorist activity or other potential public health epidemics; and general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in
Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint.  In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC.  SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF
WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER
RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY
STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT,
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.
The final joint proxy statement / prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120
Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1
WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of
Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Anthem Profile

WellPoint Profile

Merger Summary

Agenda

Nevada

Colorado

Ohio

Indiana

Connecticut

New Hampshire

Maine

Anthem Profile

Full range of healthcare and
specialty products

Fastest growing public
healthcare company

11.8 million medical members

Regional business model

National capabilities

BCBS licenses in 9 states

#1 market share in 8 of 9 states

Anthem

BCBS Coverage

Executing a Simple Strategy

Customers Are First

Regional Model

Disciplined Focus

Drivers to Success

Grow Profitable Enrollment

Reduce Administrative Costs

Optimize the Cost of
Healthcare, While Improving
the Health of Our Members

Provide Distinctive
Service

Strong Cash Management

Profitable Enrollment Growth

Medical Membership

8

7

11

2000

2001

2002

2003(E)

(millions)

+7-8%

3Q03 = 11.8 million

3Q03 vs 3Q02 Growth by
Customer Segment

6%

1%

17%

Sm.
Group

Gov’t

Indiv.

Nat’l

2%

12%

Lg.
Group

National Accounts

Gaining Strength in the Market Place

Strong retention of existing accounts

24 new account wins for 2004

Value Proposition

Blue Cross Blue Shield Brand

Access to BlueCard networks nationwide

Demonstrated evidence of provider discounts
(ClaimsQuest)

Interactive Realtime Information System (IRIS)

Dedicated Business Unit Model

Specialty Product Opportunities

Cross Selling to Existing Customers

Membership (mm)

Pharmacy

5.3

Dental

2.4

Life

0.9

Behavioral Health

3.2

Vision

 0.4

New Specialty Products

Specialty membership as of September 30, 2003

Total Benefit Solutions for Customers

24.2%

21.2%

19.6%

19.3%

1999

2000

2001

2002

Systems
consolidation

Shared service
platform

Investments in
technology

Process
improvements

Administrative Expense Discipline

  Strategies For
Improvement

1998

26.3%

3Q03 = 18.7%

Asthma

Diabetes

Coronary disease

Heart failure

High risk pregnancy

Renal disease

Quality Care Through Physician Collaboration

Diabetes

Coronary Disease

General Population

Program Members

PMPM Cost Savings

Optimize the Cost of Care

Disease Management
Programs

Priorities for Cash Flow

1.  Invest in businesses

2.  Acquisitions

3.  Share repurchase

4.  Debt reduction

Net Income

Cash Flow

Operating Cash Flow

($ in millions)

2000

2001

2002

$226

$685

$342

$655

$549

$991

Strong Cash Management

Long Term Earnings Growth

Profitable
Membership
Growth

Continuous
Administrative
Expense Ratio
Improvement

Stable Benefit
Expense Ratio

Enrollment growth
in every region

Expand
market share

Specialty
penetration

Systems
consolidation

Contain costs in
non-customer
touch point areas

Disciplined
underwriting  and
pricing

Medical
management
initiatives

15% + Earnings Growth Model

($ in billions)

Operating Revenue

Diluted EPS

Strong Financial Momentum

$5.30-$5.35

$4.51

$3.30

$2.18

2001

2002

2003(E)

2000

3Q03 = $1.38

$10.1

$13.0

~$16.5

$8.5

2001

2002

2003(E)

2000

3Q03 = $4.2 billion

Anthem Profile

WellPoint Profile

Merger Summary

Agenda

This presentation contains non-GAAP financial measures, as defined in the rules of the Securities and Exchange Commission. As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available at the
WellPoint website, which can be found at www.wellpoint.com

WellPoint Profile

Non-Blue

Brands

Second largest health plan in U.S.

Broad range of medical and specialty products

Organized by customer segment with a diverse
customer base

Regional geographic focus

One Company, multiple brands

CHOICE  =  VALUE

Pharmacy

Dental

Behavioral Health

Life/Long Term Care

Disability

Medical Management

Network Access

Broad Product Choice

Market Segment

Size

Individual

1

Senior

1

Small Group

2 – 50

Key Accounts

51 – 250

Major Accounts

251 – 2,000

Special Accounts

2,001+

Public Entities*

varies

State Sponsored Programs**

varies

Organized by
Customer Segment . . .

*    Employees of schools, municipalities, Federal Employees Program

**  Beneficiaries of Medicaid, State Children Health Insurance Program and similar programs

… to better understand and meet the
unique needs of these customers

Diverse Customer Base

September 30, 2003 Enrollment

461,000 Seniors

1,471,000

Individual

1,396,000 Small Group

4,132,000 Large Group Insured

5,020,000 Large Group ASO*

713,000 Other State
Sponsored Programs

840,000

Medi-Cal

* Includes 1.4 million network access members

Regional Concentration

Health care is locally delivered

            and locally consumed

Better network leverage

Greater actuarial precision

More efficient marketing/operations

UNICARE regions

HealthLink states (also includes
Missouri, Indiana & Illinois)

Blue Cross license service areas

Membership Growth

10,528

2,797

4,485

6,638

6,892

7,515

8,201

California

Membership

Growth:

17%

7%

15%

8%

27%

6%

7%

Total Medical Membership

(in thousands)

13,223

11%

14,033

3%*

*Reflects growth from September 30, 2002

Top Ten Health Plans*

1995

Source:     Bear Stearns, Centers for Medicare & Medicaid Services, Office of Actuary, U.S. Census Bureau, and SEC filings of publicly traded companies

Total Insured 223.7 Million

Top 10 = 61.1 Million

Top 10 = 100.4 Million

2003*

Total Insured 245.4 Million

Medical Members

Medical Members

* Top 10 Health Plans as of 6/30/03: UNH, WLP, AET,CI, ATH, Kaiser Foundation, Health Care Services Corp., HUM, HNT, WC

Big Plans Will Get Larger

Fragmented Industry

Many smaller, regional players in key geographies

Georgia

Missouri

Texas

Illinois

Alameda Alliance for Health

Care 1st Health Plan

Chinese Community Health Plan

Community Health Group

Community Health Plan

Contra Costa Health Plan

Health Plan of San Joaquin

Inland Empire Health Plan

Interplan Corp

One Health Plan of CA

Primecare Medical Network

ProMed Health Care Administrators

Safeguard Health Plans

San Francisco Health Plan

Santa Clara Family Health Plan

Scripps Clinic Health Plan

Sharp Health Plan

Sistemas Medicos Nacionales

Universal Care

Western Health Advantage

Athens Area Health Plan

Columbus Physician Organization

Healthcare, Inc.

HealthOne

Medical Resource Network

One Health Plan of GA

Phoebe Health Partners, Inc.

Represents more than 18 million lives in these states

California

Harmony Health Plan of Ill.

Health Alliance Medical Plans, Inc.

Health Marketing, Inc.

Healthcare’s Finest Network

One Health Plan of Ill., Inc.

OSF HealthPlans, Inc.

Quincy Health Care Management

RCare PPO

Rockford Health Plans

The Preferred Plan, Inc.

Trinity PHO, Ltd.

Union Health Service, Inc.

Community Care Plus

Community Health Plan

Cox Health System, Inc.

Family Health Partners

FirstGuard Health Plan

Group Health Plan

Health Care USA, Missouri, LLC

Mercy Health Plans of Mo. Inc.

One Health Plan of
Kansas/Missouri, Inc.

Access Direct-A preferred Provider Network

Advantage Care Network, Inc.

Alliance Regional Health Network

Brazos Valley Health Network

Galaxy Health Network

IntegraHome

Preferred Care

ProAmerica

SETON Healthcare Network

TexCare Partnership

The MEGS Life & Health Ins. Co.

USA Managed Care Organization

Sources:    InterStudy PPO Directory and Performance Report 3.0;

The InterStudy Competitive Edge, Part I: HMO Directory, July 1, 2002

Source: NIHCM Foundation, 2002, RWJF-sponsored project.  Based on 2001 data.

Uninsured Opportunity

14 million

9 million

18 million

Eligible for public
programs but not
enrolled

Earn <100% FPL

Low income, not eligible
for public programs

Earn 100-199% FPL

Moderate to high income

11.4 million earn >300%
FPL

6.4 million earn
200–299% FPL

Uninsured

Existing Medicaid
and SCHIP
Programs

Expanded
government
programs ?

Existing
commercial
programs

Potential Solutions

Enrollment programs

Education

Community outreach

Demonstrate value

Potential tax subsidies

Increased State
funding ?

Federal assistance?

Agent support

Community

programs

Media relations

Partnership

activities

Example:  HealthyCheck Program in California

Experience higher incidence of preventable and
manageable chronic diseases

Limited access to health care services

Affordable and convenient preventive health screenings

Partner with hospitals

Ethnic Outreach Programs

WellPoint

Membership

Asthma

Congestive

Heart Failure

ESRD

Diabetes

Depression

Oncology

High risk
pregnancy

Etc.

20%

80%

Members with

chronic conditions

WellPoint

Membership

WellPoint

Medical Costs

8%

24%

68%

7%

23%

70%

Targeted Medical Management

Cost Variations

September 19, 2000

The operation you get often depends

on where you live.

Total Abdominal

Hysterectomy

Cholecystectomy

Total Knee

Replacement

CA Hospital A

$25,100

$27,000

$  28,700

CA Hospital B

$  2,200

$  1,700

$

3,000

GA Hospital A

$11,400

$12,500

$  21,100

GA Hospital B

$  2,800

$  2,800

$

8,700

MO Hospital A

$26,200

$18,200

$119,400

MO Hospital B

$  3,100

$  9,600

$  24,900

TX Hospital A

$37,700

$18,600

$  41,000

TX Hospital B

$14,700

$  2,100

$  24,700

Constraints on physician
time and resources do
not allow for the in-depth
counseling and
assistance necessary for
the effective treatment of
chronic illnesses

RN Directed

RN gives didactic
telephonic education
without assessing
member motivation or
underlying barriers to
change

Multi Disciplinary

Health Coaching

Health Coaching is a multi-
disciplinary, facilitative
approach to enhance
members’ ability to self-
manage conditions

Physician Centric

Health Coaching Model

Fourth largest PBM with approximately 31 million members

Offers full spectrum of PBM services

WellPoint Pharmacy Management

Provide innovative programs to manage drug trend

Clinical programs are outcomes-focused and patient-centric

Clinical / Medical Management

Clinical Business Plan     Intervention Programs

Therapy Management      Disease Management

Patients-At-Risk

Formulary

Management

Treatment  Guidelines

P&T Committees

Manufacturer Discounts

Preferred Rx Programs

Prior Auth Center

ReViewPoint®

        Online Reporting

Claims Processing

Claims Keying

Online DUR

Network Management

National Network

Customized Local Networks

MAC Programs

Consultative

Services

Incentive Programs

Benefit Designs

Interventions

Account Management

Sales Support

Business Strategies

Pharmacy Care
Management

PrecisionRx

Integrated Mail Service Pharmacy

Specialty Pharmacy

Dental

PPO, DHMO & FFS

Life

Basic & supplemental group term,
dependent coverage, AD&D

Disability

Group STD & LTD

Behavioral

Full range of Behavioral Health

Health

services, including EAP plans

WC MCS

Network management, bill review,
medical management and case
management, all on non-risk basis

Other Specialty Products

Health Care Segment

Specialty Segment

87%

13%

Total WellPoint Profitability*

**Represents growth in segment net income for the 9 months ended September 30, 2003 versus the comparable prior-year period

*Excluding corporate and other segment

Specialty Products Contribute
to WellPoint’s Profitability

Nine months ended

September 30, 2003

Health Care Segment

Specialty Segment

88%

12%

Nine months ended

September 30, 2002

Health Care Segment

35%

Specialty Segment

56%

Growth**

G & A Expense Ratio Trends*

(%)

*  General and administrative expense ratio is calculated as a percentage of premium revenue and management services and other revenue combined

Leveraging Technology to
Improve Margins

330 bp improvement

WLP Financial Highlights

$9.2

Total Revenue

(in billions)

$7.5

$4.0

$5.6

$6.5

$17.3

$12.4

$14.8

$

CAGR = 28%*

*As of December 31, 2002.   CAGR = (FV/PV)1/n –1, where FV is the future value, PV is the present value,

and n is the number of years.

WLP Financial Highlights

$297.2

$198.5

$224.9

$263.0

(a)

Before extraordinary items and cumulative effect of accounting change, if applicable

(b)

1997 income from continuing operations of $229.4 million excludes: i)  $9.0 million of nonrecurring costs, net of tax, related to write-down of the Company’s dental practice  management operations, discontinuance of certain medical practice management operations, and severance and retention payments associated with the GBO acquisition, ii)  $4.5 million charge, net of tax, associated with prior investments in certain distribution channels outside of California, and iii)  $18 million of investment gains in HPI, net of tax

(c)

1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to
WellPoint’s previous holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million

(d)

2002 income from continuing operations before extraordinary item of $694.1 million excludes $33.2 million of net realized investment gains, net of tax

As of December 31, 2002.  CAGR = (FV/PV)1/n–1, where FV is the future value, PV is the present value, and
n is the number of years.

Income from Continuing Operations

(in millions)

$342.3

$660.9

$414.7

$663.7

CAGR = 22%

(b)

(a)

(c)

(d)

(e)

(e)

Anthem Profile

WellPoint Profile

Merger Summary

Agenda

Transaction Summary

Consideration Per WLP Share:

Transaction Price1:

Form of Consideration:

Pro Forma Fully-Diluted

Ownership:

Expected Closing:

Required Approvals:

1  Based on Anthem closing price as of October 24, 2003

$23.80 cash and

1 ATH share

$101.06 per WLP share

76% stock, 24% cash

Mid-2004

ATH and WLP shareholders

DOIs, CA Dept. of Managed
Health Care and other regulators

BCBSA

Hart-Scott-Rodino

47% Anthem,
53% WellPoint

Name:

 WellPoint, Inc.

Headquarters:

Indiana

Board Representation:

60% Anthem, 40% WellPoint

Chairman:

Leonard Schaeffer

President and CEO:

Larry Glasscock

Chief Financial Officer:

David Colby

Co-Heads of Integration:

Mike Smith, Alice Rosenblatt

Transaction Summary

Geographic Concentration

Anthem

WellPoint

UNICARE and HealthLink >100K members

CO

CT

NH

MA

GA

MO

CA

WI

TX

IL

ME

KY

IN

OH

NV

VA

Combined Membership at 9/30/2003 = 26 million

(Excludes BlueCard Host Members for WellPoint)

Colorado 3%

Wisconsin 2%

New Hampshire 2%

Maine 2%

Nevada 1%

California 26%

Virginia 10%

Ohio 10%

Georgia 8%

Indiana 7%

Missouri 6%

Connecticut 6%

Kentucky 5%

Non-Blue

Branded

12%

Geographic Diversification

Frequently Asked Questions

Why now?

Why not structure as merger of equals vs.
paying a premium to WLP shareholders?

What are the returns for Anthem
shareholders?

Is this a defensive move because you are
worried about something?

What are the benefits of this merger?

Why Now?

Many expected the merger in the future, why NOT now?

Blue conversions may slow down in short term, but will likely continue over time

With effective integration, combined company will be ready for further consolidation

2000

2001

2002

2003

Demutualization and IPO

Trigon

Acquisition

ATH/WLP

Merger

announcement

BCBSGA acquisition

CBZ

Acquisition

2000

2001

2002

2003

RIT Acquisition

CareFirst acquisition activities

BCBSME

Acquisition

BCBS Kansas acquisition activities

Why Not Structure As Merger of Equals vs.
Paying a Premium to WLP Shareholders?

Indiana is an attractive state of domicile

Mergers of equals have challenging track
records

Clear leadership and governance is
necessary for successful execution

Valuation is reasonable relative to
comparable transactions

Why Not Structure As Merger of Equals vs.
Paying a Premium to WLP Shareholders?

Acquiror

Target

Tribune  Co.

Times Mirror Co.

Starwood Hotels
& Resorts

ITT Corp.

Valero
Energy

Ultramar
Diamond

Dominion
Resources

Consolidated
Natural Gas

First Energy

GPU

Walt Disney

Capital Cities

Undisturbed Premium1

98.2%

87.4%

34.1%

30.7%

30.1%

27.4%

1. Represents the premium calculated using transaction price at announcement and target closing price prior to equity market trading or media

    indication of a potential transaction.   Source: Publicly available data

Other Cash and Stock Deals

Occurred since 1995

Greater than $5 billion

North American acquiror and target

CEO and HQ to acquiror

Acquiror <65% of pre-deal combined market cap

What Are the Returns for
ATH Shareholders?

Accretive in 2004 excluding
refinancing costs

4-6% accretion in 2005

15% EPS Growth

15% EPS Growth

Is This a Defensive Move Because
You Are Worried About Something?

The underwriting cycle is becoming a myth

Generally self-inflicted cycles in the past

Track records of underwriting discipline

Industry consolidation since mid-90’s mitigates risk

Fewer, more disciplined Blues

“Same Store” Membership Growth

(Since 12/31/99)

Organic growth is strong for both companies

ATH

2,700,000

WLP

1,238,000

Total

3,938,000

* Operating income less investment income divided by premium revenue

-10.0%

-8.0%

-6.0%

-4.0%

-2.0%

0.0%

2.0%

4.0%

6.0%

8.0%

10.0%

1966

1968

1970

1972

1974

1976

1978

1980

1982

1984

1986

1988

1990

1992

1994

1996

1998

2000

2002

WellPoint (1)

Underwriting Results as % of Revenue*

’66 – ‘02

All Blue Plans

’66 – ‘02

WLP

Blue
Plans

Disappearance of the Underwriting Cycle ?

Source: BCBSA, 2002

Is This a Defensive Move Because
You Are Worried About Something?

Target individual products in ATH markets

“Young invincibles”

Early retirees

Other uninsured

Utilize ATH experience with national accounts

ATH national accounts same store growth

14% in 2002

16% YTD 9/2003

Multi-state employers focusing more on
medical costs in addition to administration
expenses

Enhanced e-commerce capabilities provide
higher service levels

What Are the Benefits
of This Merger?

Growth Opportunities

Increase penetration of PBM services

Increased size enhances value proposition

WLP PBM experienced with carve-out and external sales

Cross-sell other specialty product sales to
existing members

Dental, Life, Disability, Behavioral Health, Vision

Utilize best practices in medical management
and contracting to better manage medical cost
trends

Information-based decision making

Health improvement programs

National contracting (labs, DME, etc.)

What Are the Benefits
of This Merger?

Growth Opportunities

What Are the Benefits
of This Merger?

Operating Synergies

Recognize at least $250 million in pre-tax synergies

– Information technology

$75 million +

– Specialty businesses

$75 million +

– Operations

$50 million +

– Corporate & Shared Services

$50 million +

Positioned to implement over 18 - 24 months:

$50 million in 2004, $175 million in 2005, and

$250 million in 2006

Synergies represent approximately 4% to 5% of
combined administrative expenses - consistent  with
prior transactions

Merger Summary

1 + 1 = 3